                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 6

                            ONSITE ENERGY CORPORATION

                                (Name of Issuer)

                 Class A Common Stock, Par Value $.001 Per Share

                         (Title of Class of Securities)

                                   68284P 10 8

                                 (CUSIP Number)

                                Cynthia S. Couch
                   Assistant Secretary and Assistant Treasurer
                             Westar Industries, Inc.
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                  (785)575-1617

          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                                 Larry D. Irick
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                  (785)575-1625

                                October 31, 2001

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         Amendment No. 6 to Schedule 13D

CUSIP NO. 68284P 10
--------------------------------------------------------------------------------


1.  NAME OF REPORTING PERSON                            Westar Industries, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO.                        48-1092416

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF                 (A)      |_|
    A GROUP                                                  (B)      |_|


3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                          N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                     State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

    7.  SOLE VOTING POWER                                    0

    8.  SHARED VOTING POWER                                  7,071,885

    9.  SOLE DISPOSITIVE POWER                               0

    10. SHARED DISPOSITIVE POWER                             7,071,885

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                                    7,071,885

12. CHECK BOX IS THE AGGREGATE AMOUNT IN ROW
    (11) EXCLUDES CERTAIN SHARES                                      |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11)                                                 29.68%

14. TYPE OF REPORTING PERSON                                 CO

                         Amendment No. 6 to Schedule 13D

CUSIP NO. 68284P 10
--------------------------------------------------------------------------------


1.  NAME OF REPORTING PERSON                            Western Resources, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO.                        48-0290150

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF                 (A)      |_|
    A GROUP                                                  (B)      |_|


3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                          N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                     State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

    7.  SOLE VOTING POWER                                    0

    8.  SHARED VOTING POWER                                  7,071,885

    9.  SOLE DISPOSITIVE POWER                               0

    10. SHARED DISPOSITIVE POWER                             7,071,885

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                                    7,071,885

12. CHECK BOX IS THE AGGREGATE AMOUNT IN ROW
    (11) EXCLUDES CERTAIN SHARES                                      |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11)                                                 29.68%

14. TYPE OF REPORTING PERSON                                 CO

                        Amendment No. 6 to Schedule 13D

Item 1.  Security and Issuer.
         -------------------

This statement on Schedule 13D ("Statement") relates to the Class A Common Stock par value $.001 per share ("Common Stock"), of Onsite Energy Corporation ("Company"). The principal executive offices of the Company are at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009.

Item 2.  Identity and Background.
         -----------------------

(a-b) This statement is filed on behalf of Westar Industries, Inc. ("Westar") and Western Resources, Inc.("Western"). Westar and Western together are referred to herein as the "Reporting Persons." The business address of the Reporting Persons is 818 South Kansas Avenue, Topeka, Kansas 66612. A current list of executive officers and directors of the Reporting Persons is attached hereto as Exhibit A and is incorporated by reference herein to this Item 2 (a-b).

(c) Westar is a holding company that owns subsidiaries and investments dealing in the electronically monitored security business, the delivery and sale of natural gas, and energy-related products. Western is a company engaged in the production, purchase, transmission, distribution and sale of electricity, and through its subsidiaries and investments, the delivery and sale of electronically monitored security services, natural gas, and energy-related products. The current principal occupation or employment and the name and address of the corporation or other organization in which such employment is conducted for each of the executive officers and directors of the Reporting Persons is identified in Exhibit A and is incorporated by reference herein to this Item 2 (c).

(d-e) During the five years prior to the date hereof, neither of the Reporting Persons, nor, to the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are both corporations organized under the laws of Kansas. All of the executive officers and directors of the Reporting Persons identified in Exhibit A are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Not applicable.

Item 4.  Purpose of Transaction.
         ----------------------

During the period from July 24, 2001 through November 1, 2001, the Reporting Persons sold 406,790 shares of Common Stock on the open market. The decision to reduce their investment in the Company was based on the Reporting Persons' evaluation of existing market and economic conditions, the Company's business prospects, and tax considerations.

The Reporting Persons shall continually review their ownership in the Company and based on their evaluation of market and economic conditions, applicable regulatory requirements, the Reporting Persons' contractual obligations entered into in connection with such investment, the Company's business prospects, and future developments, they may determine, from time to time, to modify their

                        Amendment No. 6 to Schedule 13D

investment in the Company through any available means, including open market purchases or sales, privately negotiated transactions, or actions of the type enumerated in clauses (a) through (j) of Item 4 in the Instructions to Schedule 13D, 17 CFR 240.13d-101.

Item 5.  Interest in Securities of Issuer.
         --------------------------------

(a) Based upon the Company's Form 10-KSB filed with the Securities and Exchange Commission on September 28, 2001, the Company had a total of 20,584,667 shares of Common Stock outstanding as of September 25, 2001. As a result of the dispositions by the Reporting Persons between July 2000 and November 2001, the Reporting Persons currently own 3,826,285 shares of Class A Common Stock and 649,120 shares of Class C Convertible Preferred Stock (which are convertible to 3,245,600 shares of Common Stock). Assuming the conversion of the Class C Convertible Preferred Stock, the total outstanding Common Stock of the Company would be 23,830,267 shares, of which the Reporting Persons own 29.68%.

(b) The power to vote or dispose of the securities is shared by the Reporting Persons.

(c) The dispositions of shares which have occurred since the last Schedule 13D filed by the Reporting Persons are as follows:

Class A Common Stock sold by Westar in open market sales:

           Date             Shares           Price
           ----             ------           -----

         07/24/01          165,000          $0.1194
         07/26/01          35,944           $0.1100
         10/25/01          45,846           $0.0956
         10/30/01          70,000           $0.0800
         10/31/01          10,000           $0.0800
         11/01/01          80,000           $0.0750

Except as set forth in this Statement, neither the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ----------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

No material change.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

Exhibit A. Executive Officers and Directors of Westar Industries, Inc. and
           Western Resources, Inc.

                         Amendment No. 6 to Schedule 13D


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTAR INDUSTRIES, INC.



By:      /s/  CYNTHIA S. COUCH
         ----------------------------------
         Cynthia S. Couch
         Assistant Secretary and Assistant Treasurer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


WESTERN RESOURCES, INC.



By:      /s/  LARRY D. IRICK
         ----------------------------------
         Larry D. Irick
         Corporate Secretary

Dated:   November 30, 2001

                         Amendment No. 6 to Schedule 13D

                                    EXHIBIT A

           Executive Officers and Directors of Westar Industries, Inc.
                           and Western Resources, Inc.

Westar Industries, Inc. Executive Officers:

Name                   Position and Principal Occupation
----                   ---------------------------------

Paul R. Geist                  President and Chief Executive Officer
                       Westar Industries, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

                       Senior Vice President, Chief Financial Officer Western Resources, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612s

Greg A. Greenwood              Secretary and Treasurer
                       Westar Industries, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

                       Senior Director, Corporate Finance
                       Western Resources, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

Westar Industries, Inc. Directors:

Name                   Position and Principal Occupation
----                   ---------------------------------

David C. Wittig                Chairman of the Board
                       Westar Industries, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

                       Chairman of the Board, President and Chief Executive Officer
                       Western Resources, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

Douglas T. Lake                Director
                       Westar Industries, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

                       Executive Vice President, Chief Strategic Officer Western Resources, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

Paul R. Geist               Director
                       Westar Industries, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

                       Senior Vice President, Chief Financial Officer Western Resources, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

Western Resources, Inc. Executive Officers:

Name                   Position and Principal Occupation
----                   ---------------------------------

                         Amendment No. 6 to Schedule 13D


David C. Wittig         Chairman of the Board, President and Chief Executive
                        Officer
                        Western Resources, Inc.
                        818 S. Kansas Avenue, Topeka, KS 66612

Douglas T. Lake         Executive Vice President, Chief Strategic Officer
                        Western Resources, Inc.
                        818 S. Kansas Avenue, Topeka, KS 66612

Paul R. Geist                Senior Vice President, Chief Financial Officer
                        Western Resources, Inc.
                        818 S. Kansas Avenue, Topeka, KS 66612

Douglas R. Sterbenz     Senior Vice President
                        Western Resources, Inc.
                        818 S. Kansas Avenue, Topeka, KS 66612


Western Resources, Inc. Directors:

Name                    Position and Principal Occupation
----                    ---------------------------------

David C. Wittig         Chairman of the Board
                        Western Resources, Inc.
                        818 S. Kansas Avenue, Topeka, KS 66612

                        President and Chief Executive Officer
                        Western Resources, Inc.
                        818 S. Kansas Avenue, Topeka, KS 66612

Frank J. Becker         Director
                        Western Resources, Inc.
                        818 S. Kansas Avenue, Topeka, KS 66612

                        Becker Investments, Inc.
                        1441 Wakarusa Drive, Suite 200,    Lawrence, KS 66049

Dr. Gene A. Budig       Director
                        Western Resources, Inc.
                        818 S. Kansas Avenue, Topeka, KS 66612

                        Senior Advisor to the Commissioner of Baseball and Professor, Princeton
                        Office of the Commissioner of Baseball
                        245 Park Avenue, 28th Floor,       New York, NY 10167

Charles Q. Chandler, IV.       Director
                        Western Resources, Inc.

                        818 S. Kansas Avenue, Topeka, KS 66612

                        Chairman of the Board, President and Chief Executive Officer

                        INTRUST Bank

                        105 N. Main Street, Wichita, KS 67202

R.A. Edwards                 Director
                        Western Resources, Inc.
                        818 S. Kansas Avenue, Topeka, KS 66612

                         Amendment No. 6 to Schedule 13D


                        President, Chief Executive Officer and Director First National Bank of Hutchinson
                        1 North Main,    Hutchinson, KS 67501

Douglas T. Lake         Director
                        Western Resources, Inc.
                        818 S. Kansas Avenue, Topeka, KS 66612

                        Executive Vice President, Chief Strategic Officer Western Resources, Inc.
                        818 S. Kansas Avenue, Topeka, KS 66612

John C. Nettels, Jr.    Director
                        Western Resources, Inc.
                        818 S. Kansas Avenue, Topeka, KS 66612

                        Partner
                        Morrison & Hecker, LLP
                        9 Corporate Woods, Suite 450
                        9200 Indian Creek Parkway, Overland Park, KS 66210-2008